--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AMENDMENT NO. 4
                                       to
                                 SCHEDULE 13E-3

                                  (Rule 13e-1)
       Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                    of the Securities Exchange Act of 1934)

                                Happy Kids Inc.
                                (Name of Issuer)

                                HAPPY KIDS INC.
                                HK MERGER CORP.
                            HIG-HK INVESTMENT, INC.
                                 JACK M. BENUN
                                 MARK J. BENUN
                                   ISAAC LEVY
                       (Name of Persons Filing statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  411391 10 5
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Jack M. Benun
                                Happy Kids Inc.
                         100 W. 33rd Street, Suite 1100
                         New York City, New York 10001
                              Tel: (212) 695-1151
      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

             Rick Rosen                               James L. Learner, P.C.
         H.I.G. Capital, LLC                             Kirkland & Ellis
 1001 Brickell Bay Drive, 27th Floor                  200 E. Randolph Drive
        Miami, Florida 33131                            Chicago, IL 60601
           (305) 379-2322                                 (312) 861-2000

  This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [_] The filing of registration statement under the Securities Act of 1933.

  c. [_] A tender offer.

  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           CALCULATION OF FILING FEE

       Transaction Valuation                              Amount of Filing Fee
            $80,984,990                                         $16,197

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  (1) Amount Previously Paid: $16,197

  (2) Form, Schedule or Registration Statement No.: Schedule 14A

  (3) Filing Party: Happy Kids Inc.

  (4) Date Filed: October 5, 1999

                                 INTRODUCTION

  This Amendment No. 4 (the "Amendment") to the Rule 13E-3 Transaction Statement relates to the solicitation of proxies by Happy Kids Inc., a New York corporation ("Happy Kids"), in connection with a Special Meeting of its shareholders at which Happy Kids' shareholders will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement"), dated September 17, 1999, by and between Happy Kids and HK Merger Corp. ("Merger Sub"), a New York corporation wholly owned by HIG-HK Investment Inc. ("HIG-HK"), an affiliate of H.I.G. Capital, LLC, a Delaware limited liability company.

  The cross reference sheet on the following pages, which is being supplied pursuant to General Instruction F to Schedule 13E-3, shows the location in the Definitive Proxy Statement (the "Proxy Statement"), filed by Happy Kids with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Proxy Statement which is attached hereto as Exhibit (d), including all annexes thereto, is hereby incorporated herein by reference, and the responses to each Item herein are qualified in their entirety by the provisions of the Proxy Statement.

                             CROSS REFERENCE SHEET
             (Pursuant to General Instruction F to Schedule 13E-3)

  All references are to portions of the Proxy Statement which are incorporated herein and made a part hereof by reference.

        Schedule 13E-3 Item
         Number and Caption                Response/Caption in Proxy Statement
        -------------------                -----------------------------------
  1. Issuer and Class of Security
     Subject to the Transaction.
                               (a)  "SUMMARY--The Parties to the Merger"

                               (b)  "SUMMARY--Market Prices; Dividends"; "THE
                                    SPECIAL MEETING--Quorum; Required Vote" and
                                    "DESCRIPTION OF CAPITAL STOCK"

                               (c)  "SUMMARY--Market Prices; Dividends" and "MARKET
                                    PRICES AND DIVIDENDS"

                               (d)  "SUMMARY--Market Prices; Dividends" and "MARKET
                                    PRICES AND DIVIDENDS"

                               (e)  "MARKET PRICES AND DIVIDENDS"

                               (f)  *

  2.Identity and Background.
                          (a)--(g)  "SUMMARY--The Parties to the Merger" and "MERGER
                                    SUB, HIG-HK AND THE MANAGEMENT GROUP"

  3. Past Contacts, Transactions
     or Negotiations.
                            (a)(1)  *

                            (a)(2)  "SUMMARY--Interests of Certain Persons in the
                                    Merger"; "SPECIAL FACTORS--Background of the
                                    Transaction"; "SPECIAL FACTORS--Interests of
                                    Certain Persons in the Merger" and "CERTAIN
                                    EFFECTS OF THE MERGER-- Certain Related
                                    Agreements"

  4.Terms of the Transaction.
                               (a)  "SUMMARY--Terms of the Merger"; "SUMMARY--
                                    Interests of Certain Persons in the Merger";
                                    "SPECIAL FACTORS"; "CERTAIN EFFECTS OF THE
                                    MERGER"; "INTERESTS OF CERTAIN PERSONS IN THE
                                    MERGER"; and "CERTAIN PROVISIONS OF THE MERGER
                                    AGREEMENT"

                               (b)  "SUMMARY--Terms of the Merger"; "SUMMARY--
                                    Interests of Certain Persons in the Merger";
                                    "SPECIAL FACTORS"; "CERTAIN EFFECTS OF THE
                                    MERGER"; "INTERESTS OF CERTAIN PERSONS IN THE
                                    MERGER"; and "CERTAIN PROVISIONS OF THE MERGER
                                    AGREEMENT"

  5. Plans or Proposals of the
     Issuer or Affiliate.
                               (a)  *

                               (b)  *

--------
* Not applicable or answer is negative.

        Schedule 13E-3 Item
         Number and Caption                Response/Caption in Proxy Statement
        -------------------                -----------------------------------
                               (c)  "SUMMARY--Terms of the Merger"; "CERTAIN EFFECTS
                                    OF THE MERGER"; "CERTAIN PROVISIONS OF THE
                                    MERGER AGREEMENT--Board of Directors and
                                    Officers of the Surviving Corporation"; and
                                    "MERGER SUB AND HIG-HK"

                               (d)  "SUMMARY--Financing Arrangements" and "FINANCING
                                    OF THE MERGER"

                               (e)  "SUMMARY--Terms of the Merger" and "CERTAIN
                                    EFFECTS OF THE MERGER"

                               (f)  "SUMMARY--Terms of the Merger" and "CERTAIN
                                    EFFECTS OF THE MERGER"

                               (g)  "SUMMARY--Terms of the Merger" and "CERTAIN
                                    EFFECTS OF THE MERGER"

  6. Source and Amount of Funds or
     Other Consideration.
                               (a)  "SUMMARY--Financing Arrangements" and "FINANCING
                                    OF THE MERGER"

                               (b)  "FINANCING OF THE MERGER--Expenses of the
                                    Merger"

                            (c)(1)  "SUMMARY--Financing Arrangements" and "FINANCING
                                    OF THE MERGER"

                            (c)(2)  "SUMMARY--Financing Arrangements" and "FINANCING
                                    OF THE MERGER"

                               (d)  *

  7. Purpose(s), Alternatives,
     Reasons and Effects.
                               (a)  "SUMMARY--Reasons for the Merger"; "SPECIAL
                                    FACTORS--Reasons for the Merger; Recommendation
                                    of the Board of Directors"; and "SPECIAL
                                    FACTORS--Purposes and Reasons of HIG-HK and
                                    Merger Sub for the Merger"

                               (b)  "SPECIAL FACTORS--Background of the
                                    Transaction"; "SUMMARY--Reasons for the Merger";
                                    "SPECIAL FACTORS--Reasons for the Merger;
                                    Recommendation of the Board of Directors"; and
                                    "SPECIAL FACTORS--Purposes and Reasons of HIG-HK
                                    and Merger Sub for the Merger"

                               (c)  "SPECIAL FACTORS--Background of the
                                    Transaction"; "SUMMARY--Reasons for the Merger";
                                    "SPECIAL FACTORS--Reasons for the Merger;
                                    Recommendation of the Board of Directors"; and
                                    "SPECIAL FACTORS--Purposes and Reasons of HIG-HK
                                    and Merger Sub for the Merger"

                               (d)  "SUMMARY"; "SPECIAL FACTORS--Interests of
                                    Certain Persons in the Merger"; "CERTAIN EFFECTS
                                    OF THE MERGER--Accounting Treatment of
                                    Transaction"; "CERTAIN EFFECTS OF THE MERGER--
                                    Certain Federal Income Tax Consequences of the
                                    Merger"; "SPECIAL FACTORS-- Reasons for the
                                    Merger; Recommendation of the Board of
                                    Directors"; and "SPECIAL FACTORS--Purposes and
                                    Reasons of HIG-HK and Merger Sub for the Merger"

--------
* Not applicable or answer is negative.

        Schedule 13E-3 Item
         Number and Caption                Response/Caption in Proxy Statement
        -------------------                -----------------------------------
  8. Fairness of the Transaction.
                               (a)  "SPECIAL FACTORS--Reasons for the Merger;
                                    Recommendation of the Board of Directors";
                                    "SPECIAL FACTORS--Purposes and Reasons of HIG-HK
                                    and Merger Sub for the Merger"; "SPECIAL
                                    FACTORS--Position of HIG-HK and Merger Sub as to
                                    Fairness of the Merger"; and "SPECIAL FACTORS--
                                    Opinion of the Special Committee's Financial
                                    Advisor"

                               (b)  "SPECIAL FACTORS--Reasons for the Merger;
                                    Recommendation of the Board of Directors";
                                    "SPECIAL FACTORS--Purposes and Reasons of HIG-HK
                                    and Merger Sub for the Merger"; "SPECIAL
                                    FACTORS--Position of HIG-HK and Merger Sub as to
                                    Fairness of the Merger"; and "SPECIAL FACTORS--
                                    Opinion of the Special Committee's Financial
                                    Advisor"

                               (c)  "SUMMARY--The Special Meeting" and "THE SPECIAL
                                    MEETING--Quorum; Required Vote"

                               (d)  "SUMMARY--Recommendation of the Board"; "SPECIAL
                                    FACTORS--Background of the Transaction"; and
                                    "SPECIAL FACTORS--Reasons for the Merger;
                                    Recommendation of the Board of Directors"

                               (e)  "SUMMARY--Recommendation of the Board"; "SPECIAL
                                    FACTORS--Background of the Transaction"; and
                                    "SPECIAL FACTORS--Reasons for the Merger;
                                    Recommendation of the Board of Directors"

                               (f)  *

  9. Reports, Opinions, Appraisals
     and Certain Negotiations.
                               (a)  "SUMMARY--Opinion of the Special Committee's
                                    Financial Advisor" and "SPECIAL FACTORS--Opinion
                                    of the Special Committee's Financial Advisor"

                               (b)  "SUMMARY--Opinion of the Special Committee's
                                    Financial Advisor" and "SPECIAL FACTORS--Opinion
                                    of the Special Committee's Financial Advisor"

                               (c)  "SUMMARY--Opinion of the Special Committee's
                                    Financial Advisor" and "SPECIAL FACTORS--Opinion
                                    of the Special Committee's Financial Advisor"

 10. Interest in Securities of the
     Issuer.
                               (a)  "SUMMARY--The Parties to the Merger"; "SUMMARY--
                                    Interests of Certain Persons in the Merger"; and
                                    "SPECIAL FACTORS--Interests of Certain Persons
                                    in the Merger"

                               (b)  "SUMMARY--Market Prices; Dividends"

 11. Contracts, Arrangements or     "SUMMARY--Interests of Certain Persons in the
     Understandings with Respect    Merger"; "SPECIAL FACTORS--Background of the
     to the Issuer's Securities.    Transaction"; "SPECIAL FACTORS--Interests of
                                    Certain Persons in the Merger"; and "CERTAIN
                                    EFFECTS OF THE MERGER-- Certain Related
                                    Agreements"

--------
* Not applicable or answer is negative.

        Schedule 13E-3 Item
         Number and Caption                Response/Caption in Proxy Statement
        -------------------                -----------------------------------
 12. Present Intention and
     Recommendation of Certain
     Persons with Regard to the
     Transaction.
                               (a)  "SUMMARY--Interests of Certain Persons in the
                                    Merger"; "SPECIAL FACTORS--Background of the
                                    Transaction"; "SPECIAL FACTORS--Interests of
                                    Certain Persons in the Merger"; and "CERTAIN
                                    EFFECTS OF THE MERGER-- Certain Related
                                    Agreements"

                               (b) "SUMMARY--Recommendation of the Board" and "SPECIAL FACTORS--Reasons for the Merger;
                                    Recommendation of the Board of Directors"

 13. Other Provisions of the
     Transaction.
                               (a)  "SUMMARY--Appraisal Rights" and "CERTAIN EFFECTS
                                    OF THE MERGER--Appraisal Rights"

                               (b)  *

                               (c)  *

 14. Financial Information.
                               (a)  "SELECTED CONSOLIDATED FINANCIAL DATA"

                               (b)  *

 15. Persons and Assets Employed,
     Retained or Utilized.
                               (a)  "SUMMARY--Interests of Certain Persons in the
                                    Merger"; "SPECIAL FACTORS--Background of the
                                    Transaction"; "SPECIAL FACTORS--Interests of
                                    Certain Persons in the Merger"; and "CERTAIN
                                    EFFECTS OF THE MERGER-- Certain Related
                                    Agreements"

                               (b)  *

 16.Additional Information.         *

--------
*Not applicable or answer is negative.

Item 1. Issuer and Class of Security Subject to the Transaction.

(a) The information set forth in "SUMMARY--The Parties to the Merger" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SUMMARY--Market Prices; Dividends"; "THE SPECIAL MEETING--Quorum; Required Vote" and "DESCRIPTION OF CAPITAL STOCK" of the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SUMMARY--Market Prices; Dividends" and "MARKET PRICES AND DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "SUMMARY--Market Prices; Dividends" and "MARKET PRICES AND DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

(e) The information set forth in "MARKET PRICES AND DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

(f)  Not applicable.

Item 2. Identity and Background.

(a)-(g) The information set forth in "SUMMARY--The Parties to the Merger" and "MERGER SUB, HIG-HK AND THE MANAGEMENT GROUP" of the Proxy Statement is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations.

(a)(1) Not Applicable.

(a)(2) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger"; "SPECIAL FACTORS--Background of the Transaction"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger" and "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in "SUMMARY--Terms of the Merger"; "SUMMARY-- Interests of Certain Persons in the Merger"; "SPECIAL FACTORS"; "CERTAIN EFFECTS OF THE MERGER"; "INTERESTS OF CERTAIN PERSONS IN THE MERGER"; and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SUMMARY--Terms of the Merger"; "SUMMARY-- Interests of Certain Persons in the Merger"; "SPECIAL FACTORS"; "CERTAIN EFFECTS OF THE MERGER"; "INTERESTS OF CERTAIN PERSONS IN THE MERGER"; and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer or Affiliate.

(a)  Not applicable.

(b)  Not applicable.

(c) The information set forth in "SUMMARY--Terms of the Merger"; "CERTAIN EFFECTS OF THE MERGER"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT-- Board of Directors and Officers of the Surviving Corporation"; and "MERGER SUB AND HIG-HK" of the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

(e) The information set forth in "SUMMARY--Terms of the Merger" and "CERTAIN EFFECTS OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

(f) The information set forth in "SUMMARY--Terms of the Merger" and "CERTAIN EFFECTS OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

(g) The information set forth in "SUMMARY--Terms of the Merger" and "CERTAIN EFFECTS OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

Item 6. Source and Amount of Funds or Other Consideration.

(a) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "FINANCING OF THE MERGER--Expenses of the Merger" of the Proxy Statement is incorporated herein by reference.

(c)(1) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

(2) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

(d)  Not applicable.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

(a) The information set forth in "SUMMARY--Reasons for the Merger"; "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors"; and "SPECIAL FACTORS--Purposes and Reasons of HIG-HK and Merger Sub for the Merger" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SPECIAL FACTORS--Background of the Transaction"; "SUMMARY--Reasons for the Merger"; "SPECIAL FACTORS-- Reasons for the Merger; Recommendation of the Board of Directors"; and "SPECIAL FACTORS--Purposes and Reasons of HIG-HK and Merger Sub for the Merger" of the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SPECIAL FACTORS--Background of the Transaction"; "SUMMARY--Reasons for the Merger"; "SPECIAL FACTORS-- Reasons for the Merger; Recommendation of the Board of Directors"; and "SPECIAL FACTORS--Purposes and Reasons of HIG-HK and Merger Sub for the Merger" of the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "SUMMARY"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; "CERTAIN EFFECTS OF THE MERGER-- Accounting Treatment of Transaction"; "CERTAIN EFFECTS OF THE MERGER-- Certain Federal Income Tax Consequences of the Merger"; "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors"; and "SPECIAL FACTORS--Purposes and Reasons of HIG-HK and Merger Sub for the Merger" of the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) The information set forth in "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors"; "SPECIAL FACTORS--Purposes and Reasons of HIG-HK and Merger Sub for the Merger"; "SPECIAL FACTORS-- Position of HIG-HK and Merger Sub as to Fairness of the Merger"; and "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors"; "SPECIAL FACTORS--Purposes and Reasons of HIG-HK and Merger Sub for the Merger"; "SPECIAL FACTORS-- Position of HIG-HK and Merger Sub as to Fairness of the Merger"; and "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SUMMARY--The Special Meeting" and "THE SPECIAL MEETING--Quorum; Required Vote" of the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "SUMMARY--Recommendation of the Board"; "SPECIAL FACTORS--Background of the Transaction"; and "SPECIAL FACTORS-- Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

(e) The information set forth in "SUMMARY--Recommendation of the Board"; "SPECIAL FACTORS--Background of the Transaction"; and "SPECIAL FACTORS-- Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

(f)  Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a) The information set forth in "SUMMARY--Opinion of the Special Committee's Financial Advisor" and "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SUMMARY--Opinion of the Special Committee's Financial Advisor" and "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SUMMARY--Opinion of the Special Committee's Financial Advisor" and "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

(a) The information set forth in "SUMMARY--The Parties to the Merger"; "SUMMARY--Interests of Certain Persons in the Merger"; and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SUMMARY--Market Prices; Dividends" of the Proxy Statement is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

   The information set forth in "SUMMARY--Interests of Certain Persons in the Merger"; "SPECIAL FACTORS--Background of the Transaction"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; and "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger"; "SPECIAL FACTORS--Background of the Transaction"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; and "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SUMMARY--Recommendation of the Board" and "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.

(a) The information set forth in "SUMMARY--Appraisal Rights" and "CERTAIN EFFECTS OF THE MERGER--Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

(b)  Not applicable.

(c)  Not applicable.

Item 14. Financial Information.

(a) The information set forth in "SELECTED CONSOLIDATED FINANCIAL DATA" of the Proxy Statement is incorporated herein by reference.

(b)  Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

(a) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger"; "SPECIAL FACTORS--Background of the Transaction"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; and "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference.

(b)  Negative.

Item 16. Additional Information.

   Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

November 19, 1999

                                          Happy Kids Inc.

                                             /s/ Jack M. Benun
                                          By: _________________________________
                                            Name: Jack M. Benun
                                            Title:  President and CEO

                                          HK Merger Corp.

                                             /s/ Sami Mnaymneh
                                          By: _________________________________
                                            Name: Sami Mnaymneh
                                            Title:  President

                                          HIG-HK Investment, Inc.

                                             /s/ Sami Mnaymneh
                                          By: _________________________________
                                            Name: Sami Mnaymneh
                                            Title:  President

                                             /s/ Jack M. Benun
                                             _________________________________
                                             Jack M. Benun

                                             /s/ Mark J. Benun
                                             _________________________________
                                             Mark J. Benun

                                             /s/ Isaac Levy
                                             _________________________________
                                             Isaac Levy

                               INDEX TO EXHIBITS

 Exhibit No. Description
 ----------- -----------
 (a)         Commitment letters for Senior Secured Credit Facility and Senior
             Subordinated Notes (filed as Exhibit A to the Agreement and Plan of Merger, dated September 17, 1999 by and between
             HK Merger Corp. and Happy Kids Inc. which was filed as Exhibit
             (c)(1) to this Statement)*.

 (b)(1)      Opinion of CIBC World Markets Corp.*;
 (b)(2)      CIBC Presentation to the Special Committee*;

 (c)(1) Agreement and Plan of Merger, dated September 17, 1999 by and between HK Merger Corp. and Happy Kids Inc., as amended*;
 (c)(2)      Support Agreement, dated September 17, 1999 among HK Merger Corp.
             and the persons listed on Schedule A attached thereto*;
 (c)(3)      Shareholders Agreement by and among Happy Kids Inc., HIG-HK
             Investment, Inc. the Management Investors (as defined therein) and the New Shareholders (as defined therein)*;
 (c)(4)      Employment Agreements, dated September 17, 1999 between Happy Kids
             Inc. and each of Jack Benun, Mark Benun and Isaac Levy*;

 (d)         Definitive Proxy Statement of Happy Kids Inc.**

 (e)         Not applicable.

 (f)         Not applicable.

--------
*  Previously filed
** Supersedes previously filed exhibit